Exhibit 12.1

BGC Partners, Inc.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)
Earnings:
Income before income taxes(1)	$60,964	$63,855	$73,175	$16,843	$43,389
Add: Fixed charges, net	25,606	15,409	10,363	18,950	26,251

Income before income taxes and fixed charges, net	$86,570	$79,264	$83,538	$35,793	$69,640

Fixed charges:
Total interest expense	$22,798	$14,080	$9,920	$18,950	$26,251
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,808	129	43	—	—
Interest within rental expense	1,000	1,200	400	—	—

Total fixed charges	$25,606	$15,409	$10,363	$18,950	$26,251

Ratio of earnings to fixed charges	3.4	5.1	8.1	1.9	2.7

(1)	Income from continuing operations before taxes does not include income or loss from equity investees.